September 16, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale and Erin Jaskot

Re:	Novan, Inc.
Registration Statement Filed on Form S-1
File No. 333-213276

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 8, 2016 and the date hereof 412 copies of the Preliminary Prospectus dated September 8, 2016 were distributed to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 20, 2016, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

PIPER JAFFRAY & CO.

By:	/s/ Chris Collins
Name: Chris Collins Title: Managing Director

As Representative of the several Underwriters